Exhibit 4.29

[English Translation]

Lease Agreement

between

ChipMOS TECHNOLOGIES INC.

and

SyncMOS Technologies, Inc.

Agreement No. LH0103

June 1, 2002

Lease Agreement

ChipMOS TECHNOLOGIES INC. (“Party A” hereafter), the Leasor, and SyncMOS Technologies, Inc. (“Party B” hereafter), the Leasee, entered into this Lease Agreement for purposes of leasing certain part of the premises at 1, R & D Road 1, Hsinchu Science-Based Industrial Park (as described in detail in the exhibit hereto) for office and storage space (the “Premises” hereafter). Both Parties hereby have agreed as follows, and this Agreement shall supersede the Lease Agreement, dated May 22, 2001, between both Parties:

1.	Premises for Leasing

(1)	Twenty acres of office space located at 1, R & D Road 1, Hsinchu Science-Based Industrial Park and ten acres of products warehouse in Building A to be used as storage space. Thirty acres in total.

(2)	The hallways in the Premises, the elevators and staircases in the warehouse and the paths around the warehouse, all the utilities, air conditioners, fire equipment and other facilities shall be commonly used by both Parties.

2.	Lease Term

(1)	The lease term shall be two years, starting from May 13, 2002.

(2)	Should Party B intends to extend the lease term, it shall request a written consent from Party A three month prior to the expiration day. The Premises shall continue to be used after the Agreement is renewed by both Parties (The rent and deposit shall be negotiated separately). Upon the expiration of the lease term or once it is terminated earlier, the relationship between the Leasor and Leasee terminates, hence Party B shall immediately move out the Premises, return the Premises to Party A, and shall by no means delay or demand any reimbursement. In the event that by then Party B fails to perform as required hereunder, Party A shall have its own employees do the cleaning instead and shall discard anything left in the Premises; Party B shall bear all the related expenses.

3.	Early Termination

(1)	Each Party may terminate this Agreement any time, provided that such Party shall inform the other Party in writing two months earlier. Consequently Party A shall settle the rent and other expenses by the length of Party B’s stay (if less than one month, it shall be calculated as one full month). After deducting any amount pursuant to Section 10 hereof, Party

A shall return to Party B all the remaining pre-paid rent and deposit with no interest.

(2)	In the event that Party B fails to perform as required in (1) above of this Section 3, it shall indemnify any loss incurred by Party A. In addition to the due amount calculated by the method set forth above, Party B shall make an indemnification payment to Party A equal to three months’ rent.

4.	Lease Fees

(1)	Rent: The rent for the office area shall be NT$15,200 per month (NT$760 per acre excluding tax, a receipt to be given upon the payment), and the rent for the storage area shall be NT$64,000 per month (including labor charge of NT$56,000 and automatic storage charge NT$8,000, excluding tax, a receipt to be given upon the payment), payable once in every three months. Should there be any rent arrears, Party B shall pay the interest at a rate of 9% per annum. Party A may raise the rent according to the movement of the previous year’s Price Index published by the government authority.

(2)	Deposit: Party B shall deposit an amount equal to three months’ rent (NT$237,600).

5.	Telephone Equipment

There are pre-installed telephone lines at the Premises. Party B shall request for telephone connections on its own and shall bear the actual expenses calculated by the computer system.

6.	Internal Construction and Decoration

(1)	Party A shall be responsible for the installation of the air conditioning system at the Premises. After the execution of this Agreement, Party B shall bear all the expenses if it decides to make certain changes in the layouts, such as adding dividers between rooms, or to add equipment. Should there be any changes to be made on the original facilities at the Premises, illustrated plans must be presented and Party A’s prior written consent must be acquired.

(2)	During lease term, Party A shall be responsible for the maintenance of the original building structures and public facilities, meanwhile Party B shall be responsible at its own cost for the maintenance of any alterations, decorations, room dividers or added equipment made by Party B and shall keep them in clean and good condition.

(3)	When Party B moves out of the Premises, it shall resume the original looks by taking away the room dividers or decorations it made, unless Party A has no objections to retaining them.

7.	Use of the Premises and Limitations

(1)	Party B may not sublease, assign or lent the whole or part of the Premises to any third party.

(2)	During the lease term, Party B shall maintain and use the Premises in good faith, and shall not use the Premises for any other purposes without Party A’s consent.

(3)	Party B shall not perform any illegal or prohibited operations or any other illegal actions at the Premises.

(4)	Party B shall not install any high-voltage equipment or neon lights. Other than certain specially designed sockets, electrical boilers or heaters may not be used elsewhere.

(5)	Party B shall not cook without permission or use any inflammable materials as room dividers.

(6)	Party B shall not store or pile up anything in public areas, hallways or equipment rooms or occupy such area for its own use.

(7)	Inflammable or dangerous materials may not be taken into or stored at the Premises.

(8)	Party B shall be responsible for its own valuables. All doors and windows shall be locked after work. The security guards appointed by Party B must be registered in advance at Party A’s security and management departments.

(9)	Party B shall be responsible at it own cost to maintain and verify the proper use of the Premises, public security, normal functions of the publish facilities, sanitation and other matters relating to the Premises. Party B shall take legal responsibilities for any default, violations or deviations, indemnify any loss incurred by Party A, and bear all civil, criminal or administrative liabilities.

8.	Both Parties agree to allocate the charges or fees on water, air conditioning, electricity (including the maintenance premium), parking, security guards, sanitation and so on, based on each month’s actual amount of charges and the acres used by each Party. Should there be any price increase in such charges, both

Parties agree to adjust the allocations so as to cover the increase in Party A’s expenses.

9.	Indemnification

Party B shall take good care of the Premises and its public facilities and equipment. Should there be any damage or stain caused purposely or unpurposely by any of Party B’s employees or customers, Party B shall be responsible for restoration or indemnification, unless such damage results from force majeure.

10.	Defaults

(1)	Party B shall perform all of its obligations hereunder. Party A may terminate this Agreement any time when Party B breaches. Consequently Party B shall immediately move out of the Premises, return to Party A the Premises as in its original state and pay all the rent due, fees and indemnification fees pursuant to Section 3 hereof without any delay or demand for reimbursement.

(2)	In the event that any insurance policy for the Premises or any other related insurance policies are invalidated or the insurance premium increases as a result of any Party B’s actions, Party B shall indemnify all the damages, losses, or increased costs and expenses incurred by Party A.

(3)	In the event that any Party decides to terminate this Agreement or the lease term expires, Party B shall immediately return the Premises and pay the late fee for any days of delay twice as much of the rent. Party A shall deduct any default indemnification charges and any other payment in arrears before it returns the remaining deposit to Party B. Such an action by Party A shall not waive Party B’s obligation for properly returning the Premises to Party A. Should there be any default by Party A, it shall immediately return to Party B the full amount of Party B’s deposit.

11.	This Agreement is executed in two counterparts, and each Party retains one copy.

12.	All matters related to this Agreement shall be performed hereunder. Any matter that is not covered herein shall be resolved pursuant to applicable laws.

13.	Both Parties hereby agree, in the event of any dispute with regard to this Agreement, Hsinchu District Court, shall be the court of first instance.

Executions:

Party A (Leasor) :	ChipMOS TECHNOLOGIES INC.
Representative:	Shih-Jye Cheng (Seal)
Address:	1, R & D Road 1, Hsinchu Science-Based Industrial Park

Party B (Leasee):	SyncMOS Technologies, Inc.
Representative:	Hung-Chiu Hu (Seal)
Address:	1, R & D Road 1, Hsinchu Science-Based Industrial Park

Date: June 1, 2002